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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70272

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____**JANUARY 1, 2020**_____ AND ENDING _____**DECEMBER 31, 2020**_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BFC CAPITAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CROWN COLONY DRIVE, SUITE 602

(No. and Street)

QUINCY   **MA**   **02169**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANITA MOLINO   **617-716-8255**

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**

(Address and City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ **ANITA MOLINO** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **BFC CAPITAL, LLC** _____ , as of _____ **DECEMBER** _____ **31,** __**2020**__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LYNNE ANN REALE
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 14, 2026

_____
Signature

_____
CCO
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFC CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of BFC Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BFC Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BFC Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BFC Capital, LLC's management. Our responsibility is to express an opinion on BFC Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BFC Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as BFC Capital, LLC's auditor since 2020.

Maitland, Florida

February 22, 2021

BFC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	235,960
Prepaid expenses		6,978
CRD-FINRA		6,762
Other assets		4,430
Total assets	$	254,130

LIABILITIES AND MEMBER'S EQUITY

Accounts payable & accrued expenses	$	4,358
Due to affiliate		115,460
Total liabilities		119,818
Member's equity		134,312
Total liabilities & member's equity	$	254,130

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

BFC CAPITAL, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a placement agent in investment banking activities, advising organizations on mergers and acquisitions, in addition to other capital raising strategies. The Company was founded on January 01, 2019, under the laws of the State of Massachusetts under the Commonwealth and was approved by FINRA on May 15, 2019, at which time it commenced broker-dealer operations. These financial statements reflect the activity for the year-ended December 31, 2020. Prior to the commencement of broker-dealer operations, the Company had no operations and only capital contributions and expenses. The Company is 100% owned by BOSTONIA PARTNERS, LLC, a Delaware limited liability company, (the Parent).

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash</u>

The Company has cash held in a demand account at a financial institution. At times during the period, cash held at such institution exceeded the $250,000 FDIC coverage limit The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

<u>Revenue Recognition</u>

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition-Continued

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services may include placement of securities, post-placement consulting services, and merger and acquisition advice. The Company's contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of the proceeds a customer receives when the corporate finance activity is completed. During the period ended 12/31/20 the Company's sole revenue stream was derived from the private placement of securities, specifically success fees.

The Company's success fees are paid at the time when the engagement is completed. Success fees are variable consideration and are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, and the Company has completed the performance obligation which is typically at the closing of the transaction, the variable constraint. Retainer fees are recorded over time or at a point in time. In instances where the retainer is success driven, the retainer fee is a variable consideration and is deferred until the closing of the transaction. Retainer fees for ongoing advice are recognized over time, as the performance obligation is met. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control.

Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed. At December 31, 2020, there were no reimbursements or deferred revenue recorded. There were no open contracts at December 31, 2020.

Leases

As of December 31, 2020, the Company has no lease commitments, as rent expense is allocated directly to the Company from the Parent.

Income Taxes

The Company passes its taxable income through to the Parent, its sole member. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Parent. For all open tax years for all major taxing jurisdictions, the Company has

Note 2 - <u>Summary of Significant Accounting Policies-Continued</u>

<u>Income Taxes-Continued</u>

concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2020. The Company's conclusions regarding uncertain tax positions are subject to review and adjustment at later dates based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current year remains subject to examination as of December 31, 2020.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $116,142 which exceeded its requirement of $7,988 by $108,154. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1. At December 31, 2020, this ratio was 1.03 to 1.

Note 4 - <u>Related Party Transactions</u>

The Company has an Expense Sharing Agreement, (the "Agreement") with the Parent. Under the Agreement, the Parent provides administrative services and office space. The Company allocates expenses based on physical space occupied and on an allocation of employee time spent on securities transactions.

Total expenses under the Agreement for the year-ended December 31, 2020 were $325,320. These expenses are recorded in the respective expense accounts in the Company's statement of operations. As of December 31, 2020, the Company had $115,460 due to the Parent included in due to affiliate in the statement of financial condition. The lease obligation for the office space is borne by the Parent and the Company incurs rent expense as specified in the Agreement. Rent expense was $18,986 and is included in the statement of income for the year-ended December 31, 2020

Note 5 - Concentration of Revenues

The Company conducted business with seven customers for the year-ended December 31, 2020. There were ten deals with customers that accounted for greater than 99% of all the revenue during this period. There were no outstanding receivables attributable to these customers as of December 31, 2020.

Note 6 - Commitments and Contingencies

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statements. The Company has no commitments or contingencies outstanding at December 31, 2020.

Note 7- Fair Value of Financial Instruments

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities

Note 8 – Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued and concluded there were no material subsequent events requiring adjustment to or disclosure in these financial statements.